Mail Stop 6010

April 23, 2008

Kevin C. Eichler
Senior Vice President, Chief Financial Officer and Secretary
Credence Systems Corporation
1421 California Circle
Milpitas, California 95035

> **Re:** **Credence Systems Corporation**
> **Form 10-K for the fiscal year ended November 3, 2007**
> **Filed January 17, 2008**
> **File No. 000-22366**

Dear Mr. Eichler:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Brian R. Cascio
Accounting Branch Chief